

06004133

UNITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47991

AB
3/20

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

IBS SECURITIES, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

53 West Jackson Boulevard, Suite 450
(No. and Street)

JUN 0 2 2006

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo J. Catuara   **(312) 582-6743**
                                                             (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 0 1 2006 WASH. D.C. 203 PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____ ANGELO J. CATUARA _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ IBS SECURITIES, L.L.C. ___, as of _ December 31, 2005 _, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____

_____

"OFFICIAL SEAL"
Alan R. Juraska
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

IBS SECURITIES, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

for the year ended December 31, 2005



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
IBS SECURITIES, L.L.C.

We have audited the accompanying statement of financial condition of IBS SECURITIES, L.L.C. as of December 31, 2005, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBS SECURITIES, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 10, 2006

IBS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2005

ASSETS

Cash	$	27,142
Receivables from broker-dealer		1,129,236
Other assets		146,354
	$	1,302,732

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable	17,692
	17,692

Members' Equity		1,285,040
	$	1,302,732

See accompanying notes.

IBS SECURITIES, L.L.C.

STATEMENT OF OPERATIONS
for the year ended December 31, 2005

Revenues		
Trading income, net	$	189
Commissions		624
Other income		42,518
Interest		52,196
		95,527
Expenses		
Office and other expense		66,945
Clearing fees		67,761
Professional fees		13,150
Registration fees		20,959
		168,815
Net (loss)	$	(73,288)

See accompanying notes.

IBS SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2005

Balance, January 1, 2005	$	1,381,328
Members' contributions		0
Members' withdrawals		(23,000)
Net (loss)		(73,288)
Balance, December 31, 2005	$	1,285,040

See accompanying notes.

IBS SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2005

Operating Activities

Net (loss)	$	(73,288)
Adjustments to reconcile net (loss) to net		
cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivables from broker-dealer		(504,365)
Other assets		(43,129)
Accounts payable		(13,509)
Payable to brokers or dealers		(22,419)
Net Cash Provided by Operating Activities		(656,710)

Financing Activities

Members' withdrawal		(23,000)
Net Cash Provided by Financing Activities		(23,000)

Investing Activities

Investment in gold		700,240
Net Cash Provided by Investing Activities		700,240

Net Increase in Cash		20,530
Cash, Beginning of Year		6,612
Cash, End of Year	$	27,142

See accompanying notes.

IBS SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2005

1. **Organization and Business**

    IBS Securities L.L.C. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). As of March 15, 2000, the merger of IBS Securities Incorporated and IBS Securities L.L.C formed the Company. The Company assumed all obligations and received all assets and registrations of IBS Securities Incorporated.

    The Company acts as a correspondent broker on a fully disclosed basis. Revenue is derived from proprietary trading of securities and commodity futures contracts and commissions from processing orders for securities transactions on behalf of its customers.

2. **Summary of Significant Accounting Policies**

    Income Taxes

    No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

    Securities and Commodities Owned

    Proprietary securities and commodities transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income. Gains and losses on open commodity futures and options on futures contracts, if any, which are marked to market, are recognized currently in income.

3. **Net Capital Requirements**

    The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

    At December 31, 2005, the Company had net capital and net capital requirements of approximately $1,086,172 and $100,000, respectively.

    At December 31, 2005 an amount of approximately $52,000 included in due from brokers was in dispute. Management is pursuing collection and expects to realize the amount in its entirety. This amount has not been included in adjusted net capital.

4.   **Off Balance Sheet Risk**

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through ADP Clearing & Outsourcing Service and Man Securities Inc., a division of Man Financial Inc.

Pursuant to agreements between the Company and ADP Clearing & Outsourcing Service and Man Securities, either ADP Clearing & Outsourcing Service or Man Securities has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company does not anticipate nonperformance by customers. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

5.   **Due From Affiliates**

Net amounts due from entities with common ownership at December 31, 2005 amounted to $819,236.

6.   **Derivative Financial Instruments**

The Company enters into transactions of derivative financial instruments, which include commodity futures contracts, for trading purposes.

7.   **Contingent Liability**

On December 21, 2005, a former employee filed an arbitration proceeding against the Company and two of its affiliates. The complaint seeks approximately $80,000 and other damages for alleged breach of an employment agreement. Management is of the opinion that the complaint is without merit and will not have a material effect on results of operations in the future.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	**IBS SECURITIES, L.L.C.**	as of <u>December 31, 2005</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)	$	1,285,040	[3480]
2.	Deduct: Ownership equity not allowable for net capital			[3490]
3.	Total ownership equity qualified for net capital	$	1,285,040	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$		[3520]
	B. Other (deductions) or allowable subordinated liabilities			[3525]
5.	Total capital and allowable subordinated liabilities	$	1,285,040	[3530]

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 198,638	[3540]	
1. Additional charges for customers' and non-customers' security accounts		[3550]	
2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
B. Aged fail-to-deliver		[3570]	
1. Number of items [3450]			
C. Aged short security differences- less reserved of [3460]		[3580]	
2. Number of items [3470]			
D. Secured demand note deficiency		[3590]	
E. Commodity futures contract and spot commodities proprietary capital charges		[3600]	
F. Other deductions and/or charges		[3610]	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]	
H. Total deduction and/or charges		$ (198,638)	[3620]

7.	Other additions and/or allowable credits (List)			[3630]
8.	Net Capital before haircuts on securities positions	$	1,086,402	[3640]

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and Investment securities			
6. Bankers' acceptance, certificates of deposit, and commercial paper		[3680]	
2. U.S. and Canadian government obligations		[3690]	
3. State and municipal government obligations		[3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		[3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities	$ 230	[3734]	
D. Undue concentration		[3650]	
E. Other (List)		[3736]	$ (230) [3740]

10.	Net Capital	$	1,086,172	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Receivable from broker-dealer	$	52,285
Investment in NASDAQ		81,540
Other assets		63,480
Depreciable assets		1,333
	$	198,638

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**IBS SECURITIES, L.L.C.**	as of **December 31, 2005**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	63,950	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	986,172	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	990,246	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	17,692	[3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts (List)		[3820]	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness	$	17,692	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)	%	2	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:
A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**
B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.
C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **IBS SECURITIES, L.L.C.**   as of **December 31, 2005**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period		$ 1,381,328	[4240]
	A. Net income (loss)		(73,288)	[4250]
	B. Additions (includes non conforming capital of	$ 0 [4262])		[4260]
	C. Deductions (includes non-conforming capital of	$ 0 [4272])	(23,000)	[4270]
2.	Balance, end of period (From item 1800)		$ 1,285,040	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period	0	[4300]
	A. Increases	0	[4310]
	B. Decreases	0	[4320]
4.	Balance, end of period (From item 3520)	0	[4330]

IBS SECURITIES, L.L.C.

FINANCIAL AND OPTERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
for the year ended December 31, 2005

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2005:

Net capital per unaudited FOCUS report	$ 1,086,172
Net capital per audited FOCUS report	$ 1,086,172

IBS SECURITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2005

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and do not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of
IBS SECURITIES, L.L.C.

In planning and performing our audit of the financial statements of IBS SECURITIES, L.L.C. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Our review indicated that the Company, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2005, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 10, 2006